UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2011

Commission File Number: 000-49760

GRAVIS OIL CORPORATION
(Name of Registrant)

Suite 902, #105, 150 Crowfoot Crescent N.W., Calgary, Alberta, Canada T3G 3T2.
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

GRAVIS OIL CORPORATION

EXHIBITS

Exhibit Number:	Description of Exhibit
99.1	Press Release, dated July 11, 2011 issued by Gravis Oil Corporation - Gravis Oil Corporation Raises US $1,759,900 and Announces Management Changes
99.2	Press Release, dated July 20, 2011 issued by Gravis Oil Corporation - Gravis Oil Corporation Highlighted in Hart Energy Unconventional Oil Play
99.3	Press Release, dated July 25, 2011 issued by Gravis Oil Corporation - Gravis Oil Corporation Grassy Creek Technology Update

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVIS OIL CORPORATION

Date: August 2, 2011	By: /s/ TIM L. MORRISON
Tim L. Morrison
Chief Executive Officer